UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Amendment No. 1)

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Chock Full O Nuts Corp
(Name of Issuer)
Common Stock, $.25 par value
(Title of Class of Securities)
17026810
(CUSIP Number)



(1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of
             Reporting Persons

            Union Bank of Switzerland, None




(2)	Check the Appropriate Box if a Member of a Group (See Instructions)


(a)


(b) X This report includes holdings of certain subsidiaries of the Union Bank of Switzerland (UBS) pursuant to a no action letter to UBS by the staff of the SEC dated November 23, 1992. UBS does not hereby affirm the existence of a group within the meaning of Rule 13d-5(6)(1).

(3)	SEC Use Only


(4)	Citizenship or Place of Organization
            Switzerland



Number of Shares Beneficially Owned by Each Reporting Person
With:

(5)  Sole Voting Power

(6)  Shared Voting Power


(7)  Sole Dispositive Power


(8)  Shared Dispositive Power



(9)	Aggregate Amount Beneficially Owned by Each Reporting
            Person


(10)	Check if the Aggregate Amount in Row (9) Excludes Certain
             Shares (See Instructions)


(11)	Percent of Class Represented by Amount in Row (9)



(12)	Type of Reporting Person (See Instructions)
              00

Item 1 (a) Name of Issuer:

Chock Full O Nuts Corp


Item 1 (b)  Address of Issuer's Principal Executive Offices:

           370 Lexington Avenue, New York, NY 10017


Item 2 (a) Name of Persons Filing:

 Union Bank of Switzerland


Item 2 (b) Addresses of Principal Business Offices or,
               if none, Residence:

 Bahnhofstrasse 45, 8021 Zurich, Switzerland

Item 2 (c) Citizenship:

Switzerland


Item 2 (d) Title of Class of Securities:

Common Stock, $.25

Item 2 (e)  CUSIP Number:

17026810

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b),check whether the person filing is a:



(a)     Broker or Dealer registered under Section 15 of the Act


(b) X  Bank as defined in section 3(a) (6) of the Act - See
         Item 2(b) of cover sheet


(c) Insurance Company as defined in section 3(a) (19) of the Act


(d) Investment Company registered under section 8 of the Investment Investment Company Act

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
    or Endowment Fund; see sect 240.13d-1(b) (1) (ii) (F)

(g) Parent Holding Company, in accordance with sect 240.13d-1(b) (ii) (G)

(Note:  See Item 7)

(h) X   Group, in accordance with sect 240.13d-1(b) (1) (ii) (H)

                   See item 2(b) of the cover sheet

Item 4 Ownership

The percent of the class owned as of September 30, 1996 did not exceed five percent.

Item 5 Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [x]

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8 Identification and Classification of Members of the Group


Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

Not Applicable





SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Date: October 9, 1997

Union Bank of Switzerland

By:
Name:  Robert C. Dinerstein


Title:  Senior Managing Director
          and General Counsel



By:

Name:  Janet R. Zimmer

Title:  Managing Director